

Mail Stop 4720

October 11, 2017

Jay Wenjie Xiao
Chief Executive Officer and Director
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China

      Re: **LexinFintech Holdings Ltd.**
              Amendment No. 2 to
              Draft Registration Statement on Form F-1
              Submitted September 26, 2017
              CIK No. 0001708259

Dear Mr. Xiao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business

Our Loan Products

Personal installment loans, page 131

1.   We note your response to comment 8 stating that you recognized RMB18.3 million and RMB473.5 million in interest and financial service income under the flexible payment options in 2015 and 2016, respectively. Please clarify whether these amounts were

recognized at the time of payment reschedule or over the term of the new loan. If the amounts were recognized at the time of payment reschedule, please tell us, in detail, how you determined that all revenue recognition criteria were met.

Installment purchase loans, page 132

2.   We note that you offer your installment purchase loan customers various loan terms depending on the product, price, supplier and source of funding. Please clarify for us the sources of funding you use to originate installment purchase loans. In this regard, clarify whether the installment purchase loans are funded entirely by investors on Juzi Licai, institutional funding partners in your direct lending programs or a mix of both.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Craig Yan Zeng
        Z. Julie Gao, Esq.